

Mail Stop 3561

February 16, 2010

Mr. Uri Nissani
Chief Executive Officer
Defense Industries International, Inc.
8 Brisel Street
Industrial Zone
Sderot 87711, Israel

> **RE:** **Defense Industries International, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed March 31, 2009**
> **File No. 0-30105**

Dear Mr. Nissani:

We have reviewed your response letter dated January 14, 2010 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information we may raise additional comments.

Item 9A(T). Controls and Procedures, page 31

1. We reviewed your response to comments one and two in our letter dated December 18, 2009 and the proposed revisions to your disclosure. Please file an amendment that includes the proposed revisions.

Consolidated Financial Statements

Consolidated Balance Sheets, page F-2

2. We reviewed your response to comment four in our letter dated December 18, 2009. Please tell us the facts and circumstances that support your conclusion that the loans are not impaired at the end of the most recent interim period.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments. Please submit your response letter on EDGAR.

If you have any questions regarding these comments, please direct them to Adam Phippen, Staff Accountant, at (202) 551-3336. In his absence, please direct your questions to me at (202) 551-3344.

Sincerely,

William Thompson
Accounting Branch Chief